NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 31, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on August 16, 2006. Each Equity Unit has a stated amount of $50 and initially consisted of a purchase contract issued by Hartford Financial and initially, a 1/20, or 5%, ownership interest in $1,000 principal amount of Hartford Financial's senior notes due August 16, 2008. Each Purchase contract obligates the holder to purchase from Hartford Financial, no later than August 16, 2006, for a price of $50 in cash, the following number of shares of Hartford Financial's common stock, subject to anti-dilution adjustments: (a) if the average adjusted closing price of Hartford Financial's common stock over the 20-trading day period ending on the third trading day prior to August 16, 2006 equals or exceeds $56.8750, 0.8791 shares of Hartford Financial's common stock; (b) if the average adjusted closing price of Hartford Financial's common stock over the same period is less than $56.8750 but greater than $45.5000, a number of shares of Hartford Financial's common stock equal to $50 divided by such average adjusted closing price, rounded to the nearest ten thousandth; and (c) if the average adjusted closing price of Hartford Financial's common stock over the same period is less than or equal to $45.000, 1.0989 shares of Hartford Financial's common stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 16, 2006.